Exhibit 99.1

Alpha Tau Announces Alpha DaRT™ Treatment of First Two Patients in its Pivotal Multicenter Recurrent Skin Cancer (ReSTART) Trial

-First two US patients with recurrent cutaneous squamous cell carcinoma have been treated at University Cancer Center in Houston, Texas

-Up to 86 patients to be enrolled in the U.S., Canada, Europe and Israel to assess the efficacy and safety of intratumoral Alpha DaRT for the treatment of patients with recurrent cutaneous squamous cell carcinoma

JERUSALEM, Mar. 08, 2023 (GLOBE NEWSWIRE) -- Alpha Tau Medical Ltd. ("Alpha Tau", or the “Company”)  (NASDAQ: DRTS, DRTSW), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT™, announced that the first two patients were enrolled and treated today in its pivotal multicenter trial, known as the ReSTART trial (Recurrent SCC Treatment with Alpha DaRT Radiation Therapy), for the treatment of recurrent cutaneous squamous cell carcinoma (cSCC). The patients were treated at the University Cancer Center in Houston, Texas.

The trial is intended to enroll up to 86 participants who have biopsy-proven recurrent cSCC who are not otherwise indicated for surgery or standard radiation therapy, and for whom no curative systemic treatment is available. The primary study endpoints include overall objective response rate, based on best overall response, duration of response at 6-months from initial observation of a response to Alpha DaRT insertion, and safety of the Alpha DaRT treatment. The study’s secondary objectives are to assess the progression-free survival and overall survival at 1-year following Alpha DaRT treatment, overall duration of response, local control, and quality of life. Additional information about the trial can be found at https://clinicaltrials.gov/ct2/show/NCT05323253.

Alpha Tau CEO Uzi Sofer commented, “Today marks an important milestone for the Company and paves our path forward towards our ultimate goal of U.S. regulatory approval. Moreover, being able to enroll the first two patients simultaneously in one site demonstrates the high unmet need in this patient population and is an important boost in our recruitment efforts. We are hopeful that the results of this study, together with the Breakthrough Device Designation from the FDA for the treatment of this indication, will allow us to gain FDA approval and make the Alpha DaRT treatment available as quickly as possible for patients who suffer from recurrent cSCC. In the coming year, we will continue to focus our efforts on three main areas: swift recruitment in the ongoing ReSTART study, targeting initial results from our internal organ clinical program such as the treatment of pancreatic and prostate cancers, and continued scale-up of our production capacity to allow for smooth and efficient production.”

“We remain committed to bringing new hope to patients in this very difficult to treat population. We would like to thank Dr. Mark D'Andrea and Dr. Lawrence Clarke and the dedicated staff at University Cancer Center in Houston for enrolling and treating the first patients in the ReSTART trial and look forward to the forthcoming results,” said Alpha Tau Chief Medical Officer, Dr. Robert Den.

Dr. Mark A. D’Andrea, radiation oncologist at University Cancer Center in Houston, commented, “I believe that Alpha DaRT can be a real breakthrough in the treatment of recurrent cSCC. These patients have exhausted the effective treatment options available to them, and Alpha DaRT may give these patients additional hope for a successful outcome. In my experience as a radiation oncologist, treatment with the Alpha DaRT is a quick and straightforward procedure that can often be done in the office setting or procedure room in the clinic without the need for hospitalization or a shielded radiation suite. The procedure is often done using a local anesthetic, with the patient returning after 2 weeks for removal of the sources. The patient should then be able to return to a normal daily routine quickly.”

About Alpha DaRT™

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli medical device company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including "anticipate," "being," "will," "plan," "may," "continue," and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau's current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau's ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau's limited operating history; (iii) Alpha Tau's incurrence of significant losses to date; (iv) Alpha Tau's need for additional funding and ability to raise capital when needed; (v) Alpha Tau's limited experience in medical device discovery and development; (vi) Alpha Tau's dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau's clinical studies to predict final study results; (viii) failure of Alpha Tau's early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau's ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau's Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau's exposure to patent infringement lawsuits; (xii) Alpha Tau's ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq's listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption "Risk Factors" in Alpha Tau's annual report filed on form 20-F with the SEC on March 28, 2022, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management's estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau's views as of any date subsequent to the date of this press release.

Investor Relations Contact

IR@alphatau.com